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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                               Commission File Number 000-23699
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                           NOTIFICATION OF LATE FILING

(Check One):  X  Form 10-K        Form 11-K        Form 20-F      Form 10-Q
             ---              ---              ---            ---
__ Form N-SAR
      For Period Ended: December 31, 2000
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__ Transition Report on Form 10-K      __ Transition Report on Form 10-Q
__ Transition Report on Form 20-F      __ Transition Report on Form N-SAR
__ Transition Report on Form 11-K

   For the Transition Period Ended:
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      Read attached instructions sheet before preparing form. Please print or type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant   Visual Networks, Inc.
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Former name if applicable

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Address of principal executive office (Street and number)
      2092 Gaither Road
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City, state and zip code       Rockville, MD 20850
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                                     PART II
                             RULE 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

 X       (a)  The reasons described in reasonable detail in Part III of this
---           form could not be eliminated without unreasonable effort or expense;

 X       (b)  The subject annual report, semi-annual report, transition report
---           on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c)  The accountant's statement or other exhibit required by Rule
---           12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      The registrant was unable to complete the preparation of the report by the prescribed filing date due to the illness of the person responsible for preparing the Form 10-K.


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                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification

     Peter J. Minihane                   (301)       296-2365
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         (Name)                        (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                               X  Yes     No
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      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?

                                                               X  Yes     No
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                              Visual Networks, Inc.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date      April 2, 2001            By  /s/ Peter J. Minihane
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                                       Peter J. Minihane
                                       Executive Vice President, Chief Financial
Officer and Treasurer

            Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

      Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

      1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

      2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

      3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

      4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

      5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) or Regulation S-T.


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                              VISUAL NETWORKS, INC.
                            ATTACHMENT TO FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                   PART IV (3)

The Registrant issued a press release reporting its operating results for the fourth quarter ended December 31, 2000 on January 18, 2001. The press release included the following statements:

      "Pro forma loss before income taxes for the quarter was $14.4 million, in line with the guidance of $13 - $15 million."

      "The financial results for the quarter ended December 31, 2000 exclude the effects of any potential write-down of the intangible assets that resulted from the Avesta Technologies acquisition. The impairment of these assets and related income tax effects is currently being evaluated in accordance with generally accepted accounting principles. The financial results discussed above, excluding any charges related to intangible asset impairment, are final and will not change."

The financial results for the fourth quarter that will be reflected in the Form 10-K for the year ended December 31, 2000 will contain a substantial charge to write-down the intangible assets to approximately $10 million.